UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 7, 2011

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ James Kedrowski
        Name:  James Kedrowski
        Title:    Interim Chief Executive Officer

TARO PHARMACEUTICAL INDUSTRIES LTD.

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

April 7, 2011

Notice is hereby given that an extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”) of Taro Pharmaceutical Industries Ltd. (the “Company”) will be held on May 12, 2011, at 11:00 a.m. (Israel time), at the offices of the Company, Euro Park, Italy House, Yakum, Israel, for the following purposes:

1.
To approve undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors of the Company, pursuant to an Indemnification Agreement substantially in the form presented to the shareholders and attached hereto.

2.
To elect Mr. James Kedrowski, Interim Chief Executive Officer of the Company, to the Company's Board of Directors to serve until the close of the next annual general meeting of shareholders of the Company.

3.
To approve and ratify the remuneration of Mr. James Kedrowski, as Interim Chief Executive Officer of the Company as follows:  an annual base salary in the amount of USD 350,000 and eligibility for payment of an annual bonus in accordance with the Company's bonus plan, in his capacity as Interim Chief Executive Officer, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the respective dates of each of his appointments.

4.
To approve and ratify the remuneration of Mr. Ilan Leviteh, director of the Company, as approved by the Company’s audit committee (the “Audit Committee”) and the Company’s board of directors (the “Board of Directors”) as follows:  an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

5.
To approve and ratify the remuneration for Mr. Hasmukh Shah, director of the Company, as approved by the Company’s Audit Committee and Board of Directors as follows:  an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

6.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee and Board of Directors as follows: an annual fee in the amount of USD 836,200, and an annual discretionary bonus in an amount of up to twice the annual bonus paid to the next most senior executive officer of the Company, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

7.
To approve and ratify the remuneration of Mr. Sudhir Valia, director of the Company, as approved by the Company's Audit Committee and Board of Directors as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary and effective as of the date of his appointment.

8.
To approve and ratify the remuneration of Mr. Aalok Shanghvi, director of the Company, as approved by the Company’s Audit Committee and Board of Directors as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

Shareholders of record at the close of business on April 12, 2011, are entitled to notice of, and to vote at, the Meeting. All shareholders are cordially invited to attend the Extraordinary General Meeting in person.

Shareholders who are unable to attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly in the pre-addressed envelope provided.  No postage is required if mailed in the United States.  You may also submit your proxy vote by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders who subsequently revoke their proxies may vote their shares in person.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

TARO PHARMACEUTICAL INDUSTRIES LTD.

Euro Park, Italy House
Yakum, Israel
_____________________

PROXY STATEMENT
_____________________

This Proxy Statement is furnished to the holders of ordinary shares, nominal (par) value NIS 0.0001 each (the “Ordinary Shares”) and of founders' shares, nominal (par) value NIS 0.00001, of Taro Pharmaceutical Industries Ltd. (the “Company”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors”) of proxies for use at the extraordinary general meeting of shareholders (the “Extraordinary General Meeting” or the “Meeting”), or any postponement or adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders.  The Meeting will be held on May 12, 2011, at 11:00 a.m. (Israel time) at the offices of the Company, Euro Park, Italy House, Yakum, Israel.

It is proposed that, at the Meeting, the following matters be considered:

1.
To approve undertakings of the Company to indemnify persons who are serving, currently and from time to time in the future, as directors of the Company, pursuant to an Indemnification Agreement substantially in the form presented to the shareholders and attached hereto.

2.
To elect Mr. James Kedrowski, Interim Chief Executive Officer of the Company, to the Company's Board of Directors to serve until the close of the next annual general meeting of shareholders of the Company.

3.
To approve and ratify the remuneration of Mr. James Kedrowski, as Interim Chief Executive Officer of the Company as follows:  an annual base salary in the amount of USD 350,000 and eligibility for payment of an annual bonus in accordance with the Company's bonus plan, in his capacity as Interim Chief Executive Officer, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the respective dates of each of his appointments.

4.
To approve and ratify the remuneration of Mr. Ilan Leviteh, director of the Company, as approved by the Company’s audit committee (the “Audit Committee”) and the Company’s board of directors (the “Board of Directors”) as follows:  an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

5.
To approve and ratify the remuneration for Mr. Hasmukh Shah, director of the Company, as approved by the Company’s Audit Committee and Board of Directors as follows:  an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

6.
To approve and ratify the remuneration of Mr. Dilip Shanghvi, Chairman of the Board of Directors of the Company, as approved by the Company's Audit Committee and Board of Directors as follows: an annual fee in the amount of USD 836,200, and an annual discretionary bonus in an amount of up to twice the annual bonus paid to the next most senior executive officer of the Company, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

7.
To approve and ratify the remuneration of Mr. Sudhir Valia, director of the Company, as approved by the Company's Audit Committee and Board of Directors as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

8.
To approve and ratify the remuneration of Mr. Aalok Shanghvi, director of the Company, as approved by the Company’s Audit Committee and Board of Directors as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed.  Proxy votes may also be submitted by telephone or via the internet by following the proxy voting instructions included with the enclosed materials.  Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, by submitting votes by telephone or internet at a later date, or by voting in person at the Meeting.

Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above. The Board of Directors of the Company is soliciting proxies for use at the Meeting.

Only shareholders of record at the close of business on April 12, 2011, will be entitled to vote at the Extraordinary General Meeting.  Proxies are being mailed to shareholders on or about April 13, 2011 and will be solicited chiefly by mail; however, certain officers, directors and employees of the Company may solicit proxies by telephone, fax or other personal contact, none of whom will receive additional compensation therefor.  The Company may also retain one or more agents for the purpose of soliciting proxies in connection with the Meeting. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Item 1 – INDEMNIFICATION AGREEMENT

The indemnification agreement to be entered into with the persons who are serving currently and from time to time in the future as directors of the Company is attached to this Proxy substantially in the form of Exhibit 1.

PROPOSED RESOLUTION

Pursuant to and following Audit Committee and Board of Directors’ approvals and authorizations, as required by the Companies Law, the following resolution will be presented to the meeting:

“RESOLVED, that the undertakings of the Company to indemnify persons who are serving currently and from time to time in the future, as directors of the Company, pursuant to an Indemnification Agreement substantially in the form as presented at the Meeting and attached as Exhibit 1, be and are hereby approved.”

In order to approve the above Resolution, under Item 1 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the proposal does not exceed one percent (1%) of the Company’s voting rights.

Section 1 of the Israeli Securities Law, 5728-1968 (the “Securities Law”) defines “control” as “the ability to direct the activity of a corporation, excluding an ability deriving merely from holding an office of director or another office in the corporation, and a person shall be presumed to control a corporation if he or she holds half or more of a certain type of means of control of the corporation” and “means of control” in Section 1 of the Securities Law is defined as “any one of the following: (1) the right to vote at a general meeting of a company or a corresponding body of another corporation; or (2) the right to appoint directors of the corporation or its general manager. ”

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 1.

Sun Pharmaceutical Industries Ltd. (“Sun Pharma”) and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 1.

The Board of Directors unanimously recommends a vote FOR Item 1 above.

Item 2 – ELECTION OF DIRECTOR

Under the Israeli Companies Law, (5759–1999) (the “Companies Law”) and the articles of association of the Company (the “Articles of Association”), directors of the Company (other than the External Directors) may be elected at annual general meetings or extraordinary general meetings. The elected directors commence their terms from the close of the annual general meeting or extraordinary general meeting at which they are elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or regulation or under the Articles of Association.

At the Extraordinary General Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the listed nominee) will be voted for the election, as director of the Company, of the nominee named below who shall hold office from the close of the Extraordinary General Meeting at which he is elected and serve in office until the close of the next annual general meeting, unless such directorship is earlier vacated in accordance with the provisions of any applicable law or under the Articles of Association.

The nominee is as follows:

•	James Kedrowski

The Companies Law requires that a person will not be elected and will not serve as a director in a public company if he or she does not have the required qualifications and the ability to dedicate an appropriate amount of time for the performance of his or her position as director of the company, taking into consideration, among other factors, the special needs and size of the company. A shareholders meeting of a public company, at which the appointment of a director is to be considered, will not be held unless the nominee has declared to the company, inter alia, that he or she complies with the above-mentioned requirements and details of his or her applicable qualifications are provided.

James Kedrowski has declared to the Company that he complies with the required qualifications under the Companies Law for appointment as a member of the Board of Directors, detailing his applicable qualifications, and that he is capable of dedicating the appropriate amount of time for the performance of his role as a member of the Board of Directors.  Copies of the declaration of the director are available for inspection at the Company’s offices in Yakum, Israel.

The following information is supplied with respect to the nominee (who is not an External Director) for election to the Board of Directors and is based upon the records of the Company and information provided to it by the nominee:

Mr. Kedrowski is currently the Interim Chief Executive Officer of the Company.  Additionally, he has been with Chattem Chemicals, a division of Sun Pharma, since 1997 and is also in charge of Sun Pharma's North American operations.   Mr. Kedrowski’s prior experience includes over twenty years with Alcoa Inc., where he held increasingly responsible positions including North America Operations Vice President for Alcoa Chemicals.

PROPOSED RESOLUTION

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

"RESOLVED, that Mr. James Kedrowski be and is hereby elected as a director of the Company until the close of the next annual general meeting of shareholders of the Company.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 2 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy. The Board of Directors unanimously recommends a vote FOR Item 2 above.

Item 3 – REMUNERATION OF CHIEF EXECUTIVE OFFICER

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. James Kedrowski, as Interim Chief Executive Officer, as approved by the Audit Committee and Board of Directors, is as follows:  an annual base salary in the amount of USD 350,000 and eligibility for payment of an annual bonus in accordance with the Company's bonus plan, in his capacity as Interim Chief Executive Officer, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the respective dates of each of his appointments.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. James Kedrowski, as Interim Chief Executive Officer of the Company, be and is hereby approved and ratified as follows: an annual base salary in the amount of USD 350,000 and eligibility for payment of an annual bonus in accordance with the Company's bonus plan, in his capacity as Interim Chief Executive Officer, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings effective as of the respective dates of each of his appointments.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 3 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 3 above.

Item 4 – REMUNERATION OF ILAN LEVITEH

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. Ilan Leviteh, as approved by the Audit Committee and Board of Directors, will be equal to the consideration paid by the Company to its External Directors, and is as follows:   an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Ilan Leviteh, as a director of the Company, be and is hereby approved and ratified as follows: an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 4 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 4 above.

Item 5 – REMUNERATION OF HASMUKH SHAH

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. Hasmukh Shah, as approved by the Audit Committee and Board of Directors, will be equal to the consideration paid by the Company to its External Directors, and is as follows: an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Hasmukh Shah, as a director of the Company, be and is hereby approved and ratified as follows: an annual fee of NIS 115,400 and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, exclusive of reimbursement of any expenses for attending such meetings, effective as of the date of his appointment.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 5 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 5 above.

Item 6 – REMUNERATION OF DILIP SHANGHVI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. Dilip Shanghvi, as approved by the Audit Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 836,200, and an annual discretionary bonus in an amount of up to twice the annual bonus paid to the next most senior executive officer of the Company, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Dilip Shanghvi, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 836,200, and an annual discretionary bonus in an amount of up to twice the annual bonus paid to the next most senior executive officer of the Company, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 6 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the approval and ratification of the remuneration does not exceed one percent (1%) of the Company’s voting rights.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 6.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 6.

The Board of Directors unanimously recommends a vote FOR Item 6 above.

Item 7 – REMUNERATION OF SUDHIR VALIA

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. Sudhir Valia, as approved by the Audit Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Sudhir Valia, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.”

VOTE REQUIRED

In order to approve the above Resolution, under Item 7 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy.  The Board of Directors unanimously recommends a vote FOR Item 7 above.

Item 8 – REMUNERATION OF AALOK SHANGHVI

As required by the Companies Law, the terms of service and employment of directors in a public company require approval by the company’s audit committee, board of directors and shareholders.  The remuneration of Mr. Aalok Shanghvi, as approved by the Audit Committee and Board of Directors, is as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary and effective as of the date of his appointment.

The Board of Directors will present the following Resolution at the Extraordinary General Meeting:

“RESOLVED, that the remuneration of Mr. Aalok Shanghvi, as a director of the Company, be and is hereby approved and ratified as follows:  an annual fee in the amount of USD 538,591, and an annual discretionary bonus in an amount of up to half the annual bonus paid to the Chairman of the Board, and a fee of NIS 3,470 per meeting of the Board of Directors and any committee thereof, effective as of the date of his appointment and exclusive of reimbursement of any expenses for attending such meetings, all subject to compliance with such regulatory requirements as may be necessary.”

VOTE REQUIRED

Whereas Mr. Aalok Shanghvi is the son of Mr. Dilip Shanghvi, in order to approve the above Resolution, under Item 8 of this Proxy Statement, the required vote is a majority of the votes cast at the Meeting, whether in person or by proxy, provided that (i) that majority includes at least one-third (1/3) of the total votes of non-controlling shareholders or anyone voting on their behalf present at the Meeting in person or by proxy (abstentions will not be taken into account); or (ii) the total number of votes of the shareholders mentioned in (i) above that are voted against the approval and ratification of the remuneration does not exceed one percent (1%) of the Company’s voting rights.

Each shareholder who is a controlling shareholder or acting on behalf of a controlling shareholder and who wishes to attend the Meeting in person or by proxy, is required to so advise the Company in writing, at or prior to the Meeting, for purposes of voting with respect to Item 8.

Sun Pharma and certain affiliates have indicated to the Company that they believe that they are controlling shareholders and, for the purposes of this Meeting, the shares owned or controlled by them (or by entities under their control) should not be counted as part of the votes of the non-controlling shareholders for purposes of Item 8.

The Board of Directors unanimously recommends a vote FOR Item 8 above.

BY ORDER OF THE BOARD OF DIRECTORS,

/s/ Dilip Shanghvi

Dilip Shanghvi
Chairman of the Board of Directors

Dated:  April 7, 2011